[BANK OF MARIN BANCORP LETTERHEAD]

October 3, 2017

VIA OVERNIGHT DELIVERY

David Lin, Esq.

Staff Attorney

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Bank of Marin Bancorp

Registration Statement on Form S-4

Filed September 15, 2017

File No. 333-220468

Dear Mr. Lin:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the U.S. Securities Act of 1933, as amended, Bank of Marin Bancorp (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-220468), as amended, be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 5:00 p.m., Eastern Daylight Time, on October 5, 2017, or as soon as practicable thereafter.

Please contact Kenneth E. Moore, Esq. of Stuart | Moore | Staub at (805) 545-8590 with any questions you may have concerning this request, and please notify Mr. Moore when this request for acceleration has been granted.

Very truly yours,

/s/ Russell A. Colombo
Russell A. Colombo
President and Chief Executive Officer

cc:    Kenneth E. Moore, Esq.